SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR
WELCOMES COMPETITION COMMISSION'S
CALL
TO BREAKUP
BAA
AIRPORT
MONOPOLY

Ryanair,
Britain's

largest
passenger
 airline
,

today (
Wednesday,
2
0
th
 August 200
8
)
welcomed
the
UK
Competition Commission's
recommend
ation for the breakup of the BAA monopoly over the London airports
, which will result in the three main airports, Heathrow, Gatwick and Stansted, being able to compete against each other to provide low cost, efficient facilities and also lower prices and better services for consumers.

Ryanair has long called for the breakup of this abusive monopoly, which ignores the needs of airlines and the travelling public and charges rip off prices for abysmal services.
The
Competition Commission's
Preliminary Report confirm
s
 that
this monopoly has been bad for competition and bad for consumers. It also confirms that the
CAA has failed to
properly regulate
the
BAA
 monopoly
.

Ryanair

has
call
ed
 on the UK Government to implement the C
ompetition Commission
's recommendations
and break
-
up the BAA monopoly
as soon as possible.

Speaking today in London,
Ryanair's
Director
 of
Legal &
Regulatory Affairs
,
Jim Callaghan,
said:

"
Ryanair
welcomes the Competition Commission's comprehensive report into the market power of the BAA monopoly and fully endorses its findings.
Competition works - monopolies don't.
BAA
's

monopoly
control over
the
 London airport
s

has
 been
highly
detrimental to competition and consumers
.
  BAA ha
s
 long ignored the needs of its airline users and the travelling public and provided inefficient, gold plated facilities, encouraged by an ineffectual regulator
, the CAA
.
  Stansted is now the most expensive, by
a considerable
 margin, of Ryanair's over 150 airports around Europe. BAA's plans to waste a further
£4bln. on a second terminal and runway at Stansted, when such facilities could be built for a fraction of that cost
,

is further evidence of their abus
ive monopoly
 and will lead to even higher prices for consumers.

"
The C
C today confirmed its earlier findings that:

a)

The BAA’s monopoly ownership of Edinburgh and Glasgow airports has adversely affected competition.

b)

The BAA’s monopoly ownership of Heathrow, Gatwick and Stansted airports has adversely affected competition.

c)

The way BAA has conducted its business has adversely affected competition.

d)

The inadequate regulatory regime operated by the CAA has adversely affected competition.

"
Monopolies clearly don't work and the BAA monopoly has done huge damage to competition and the travelling public and it is high time it was broken
 up. Competition in the airline industry has brought huge benefits to consumers and this can be replicated at the main London airports.
"
We
are therefore
call
ing
 on the UK
G
overnment to
 i
mplement the C
ompetition Commission'
s recommendations as soon as possible and
to
break up the BAA monopoly in the interest of competition and consumers
".

Ends.

Wednesday, 20
th
 August 2008

For reference:
    Stephen McNamara - Ryanair
                  Pauline McAlester - Murray Consultants

                  Tel: +353-1-8121271

                     Tel: +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 20 August 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director